Mail Stop 3010

January 28, 2010

Mr. Norman LeBoeuf
President, Secretary, Treasurer, and Director
CFO Consultants, Inc.
829 Francis Drive
Palm Springs, CA 92262

> **Re:** **CFO Consultants, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed January 27, 2010**
> **File No. 333-149294**

Dear Mr. LeBoeuf:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K/A filed January 27, 2010

Item 4.01 Changes in Registrant's Certifying Accountant

1.   We reviewed your amended Item 4.01 Form 8-K filed January 27, 2010 and
        reissue comment one. Please amend your Item 4.01 Form 8-K to cover the
        interim period from December 31, 2008 – the date of the last audited financial
        statements – through January 10, 2010, the dismissal date of The Blackwing
        Group, LLC. See Items 304(a)(1)(ii) and (iv) of Regulation S-K relating to the
        principal accountants' reports and to any disagreements.

2.   We note your amended Form 8-K and reissue comment two. Within your
        amended Item 4.01 Form 8-K, please specifically note that the revocation of the
        PCAOB registration of The Blackwing Group, LLC related to two issuer clients
        from 2006 to 2008. Refer to the language from our letter dated December 30,
        2009.

3.   To the extent that you make changes to the amended Form 8-K to comply with
        our comments, please obtain and file an updated Exhibit 16 letter from the former
        accountants stating whether the accountant agrees with the statements made in
        your amended Form 8-K.

4.   We note your amended Form 8-K and reissue comment four. When you formally
        engage Sam Kan & Company, please report the engagement in a new Form 8-K
        and ensure you comply with the requirements of Item 304(a)(2) of Regulation S-
        K. In making any disclosures about consultations with your new accountants,
        please ensure you disclose any consultations through the date of engagement.

5.   Within your response to our comments herein and from our letter dated January
        21, 2010, please provide the requested representations from appropriate officer of
        the company regarding the company's awareness of its obligations as indicated
        below.

                                  *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. The letter
required by Exhibit 16 should cover any revised disclosures. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the above should be directed to the undersigned at 202.551.3573.

Sincerely,

Mark Rakip
Staff Accountant

cc: Mr. Harold Gewerter, Esq. *(via facsimile)*